(A development stage company)

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED MAY 31, 2008

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2008

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the nine months ended May 31, 2008 and with the audited financial statements for the years ended August 31, 2007 and 2006 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as at July 25, 2008 except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.

The majority of the Company’s exploration projects are in Nevada, one project is in Utah and the Company is intending to acquire projects in Mexico.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings and recently acquired PQ projects located in Elko County. The Lookout property is in Tooele County, Utah. In early April 2008 the Company entered into a project generation agreement in Mexico with Y3K Exploration Company LLC, a company owned and controlled by David Griffith. The Company’s preferred approach is to joint venture its properties to other companies for more advanced exploration and development.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

Horse Mountain, Lander County, Nevada

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On May 29, 2008 the Company announced that it has signed a Letter of Intent (“LOI”) with Newcrest Resources Inc. ("Newcrest") whereby Newcrest may earn a joint venture interest in Miranda’s Horse Mountain property, located along the Cortez Trend of northern Nevada.

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Newcrest may earn a 60% interest by funding US$3,250,000 in qualified expenditures over a four year period.  Newcrest may then elect to earn an additional 10% interest by funding an additional US$5,000,000 of qualified expenditures over a three year period.  The first year work commitment of US$500,000 is an obligation.

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We expect to execute an exploration agreement with option to form a joint venture to replace the LOI within the next month.  Miller, the underlying leaseholder, reduced his Net Smelter Return royalty from 3.5% to 3.0% in exchange for Miranda having quitclaimed 20 claims adjoining the Horse Mountain project to Miller.

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The Horse Mountain property is 11 miles (17.6 km) west of Barrick’s Pipeline Mine Complex, in the Shoshone Range of north-central Nevada.  The property consists of 159 claims (4.5 sq. mi. / 11.7 sq.km.) that cover a two square mile (2.0 sq. mi. / 5.2 sq. km.) zone of hydrothermally altered chert/quartzite, igneous dikes in the upper-plate of the Roberts Mountains thrust with elevated gold, arsenic, antimony and mercury.  Below the thrust, drilling intersected oxidized, decalcified and gold-bearing carbonate rocks of the Roberts Mountains Formation.  Significant drill results include 98 ft of 0.023 oz Au/t (27.4m of 0.789 g Au/t) in BHM-001 and 90 ft of 0.022 oz Au/t (27.4m of 0.753 g Au/t) in BHM-005.  The gold-bearing zone in BHM-001 begins at a depth of 926 ft (282m) and occurs in a horst of favorable lower-plate carbonate rocks that are highly fractured by northeast and west-northwest-striking faults.

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Newcrest is in the process of formulating its 2008 exploration program and budget and has submitted a Notice of Intent (to drill) to the Bureau of Land Management.  Although not finalized, an initial drill program of reverse-circulation drilling northeast of the BHM-001 gold intercept is proposed to systematically test for higher-grade gold mineralization within and along the flanks of the carbonate horst.

PQ Property, Elko County, Nevada

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In April 2008 the Company leased 36 claims covering one square mile and staked an additional 100 claims totaling 2.75 square miles surrounding the leased claims comprising the PQ Property.

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The PQ Property is located approximately 18 miles east of Wells, Nevada and approximately 8 miles north of the AuEx Ventures Inc. (“AuEx”) and Agnico Eagle (USA) Ltd. (“Agnico-Eagle”) West Pequop Project. Agnico-Eagle has recently staked claims that adjoin Miranda’s Property on the southeast. Many companies are continuing aggressive claim staking in this area of the Pequop Mountains under the premise that the AuEx Long Canyon and West Pequop discoveries may represent a new gold trend in Nevada.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

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The geology on the property is a sedimentary rock sequence including limestone, shale and conglomerate.  These rocks are cut by predominately north- and west-northwest-trending faults. Locally, the fault zones control jasperoid and gossan occurrences and are marked by weak silicification and bleaching.  Limited rock chip sampling shows weakly anomalous gold and arsenic mineralization, and significantly anomalous mercury, antimony and zinc.  Zinc is reportedly anomalous at both West Pequop and Long Valley.

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The Company has signed a 20-year lease on the 36 claims and has paid a US$20,000 advance royalty signing bonus.  Advance royalty payments due on the first and second anniversaries are US$30,000 and US$40,000. Third and subsequent anniversaries require an advance royalty payment of US$50,000.  The leased claims are subject to a net smelter return (“NSR”) royalty of 3% and the surrounding claims, while staked by Miranda, fall within the lease’s Area of Interest and are subject to an NSR of 2%.  Both royalties are subject to a “buy-down” provision.

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Once field conditions improve, the Company will implement an evaluation of the property that will include mapping, sampling and possibly a gravity survey.  In line with the Company’s business model, a joint venture partner will be sought to further explore the PQ project.

Mexico project generation agreement

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In early April 2008 the Company signed an agreement with Y3K Exploration Company LLC (“Y3K”). Pursuant to the agreement, Y3K and its owner/manager, David Griffith, will conduct a project generation program in Mexico to locate and acquire properties having the potential to host “large” deposits of any valuable metals and minerals.  The program is funded by and for the benefit of Miranda.  Y3K has accumulated an extensive database of potential mineral targets in Mexico and David Griffith has expertise in doing business, exploration and acquiring mining properties situated in Mexico.

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Mr. Griffith has been active in Mexico for 15 years including working as a geologist for Recursos Cruz del Sur S.A..  One of Mr. Griffith’s projects was the Cerro Jumil in Morelos State that is now wholly-owned by Esperanza Silver Corporation.

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Miranda has engaged Y3K on a renewable 12-month contract to conduct a minimum annual exploration program of US$200,000 in calendar 2008.   A wholly owned Mexican subsidiary of Miranda is being organized to directly stake or acquire projects identified through the program.  Miranda and Y3K will jointly establish the work program and budget.

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This program is a natural progression from the Company’s generative exploration in Nevada.  A Mexican program will allow the Company to have an active field season twelve months out of the year.  The Company’s exploration team will assist Mr. Griffith by advancing the acquired projects through exploration in preparation for offering the projects to potential joint venture partners.

Redlich project, Esmerelda County, Nevada

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On February 20, 2008 Newcrest Resources Inc.(“Newcrest”) withdrew from the March 4, 2004 exploration and option to joint venture agreement on the Redlich project.  Newcrest expended a total of $1,735,687 on exploration that included a 61-hole reverse-circulation drill program as well as a two-hole diamond-drill program for a total footage of 40,568 ft.  Extensive geologic mapping and a ground magnetic geophysical survey were also completed.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

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The Company then contracted Mine Development Associates, Inc. (“MDA”) to assess the resource potential at Redlich and to further determine the controls to the mineralization as well as the remaining upside potential.  The intent of the review was also to assess potential continuity of higher-grade mineralization.  This information will be provided to interested parties with the goal of securing a new exploration funding partner during the 2008 exploration season.

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On March 20, 2008, MDA stated in its findings that the data provides good insight into the project and that there is strong evidence for the existence of a real, and potentially substantial, epithermal deposit on the property.

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MDA reviewed drill and assay data collected during the previous exploration programs at Redlich.  The review consisted of a statistical analysis and examination of data in three-dimensional views.

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MDA found that 55% of all drill-hole samples grading over 0.029 oz Au/t (1 g Au/t) line up roughly along an approximate east-west plane dipping 45o to the south. The strike length of this plane is approximately 1,150 ft (350m) long and extends down dip approximately 590 ft (180 m).  All drill holes that intersect this plane as defined above have reported intercepts of gold grades greater than 0.029 oz Au/t (1 g Au/t).  The best intercept in the plane is 5-ft of 1.945 oz Au/t (66.6 g Au/t).

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Two high-grade drill samples of 0.438 oz Au/t (15 g Au/t) and 0.788 oz Au/t (27 g Au/t) occur to the southeast of the defined plane at a distance of 1,065ft (325m) and 5,000ft (1,525m), respectively.   According to MDA, these drill intercepts remain open and only partially tested and represent potential for additional parallel vein sets.

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By evaluating gold and silver grade changes by elevation, MDA found evidence for a favorable horizon for precious metal deposition.  Gold values show an increase between 4,265 ft (1,300 m) and 4,755 ft (1,450 m) in elevation.  The trend is more profound and suggests a lower horizon favorable for the deposition for silver, a characteristic not unusual for epithermal precious metal deposits.  Miranda’s geologic team believes this favorable elevation represents the “boiling zone” at which gold was precipitated from hot fluids during mineral deposition.

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MDA suggests that further exploration is justified and that it should concentrate on the orientation of the best-fit plane as well as around the two isolated drill intersections of +0.438 oz Au/t (15 g Au/t).

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Prior exploration drilling was oriented with the belief that the vein trended in a northwesterly direction.   MDA’s identification and documentation of a best-fit plane to higher-grade gold as well as a favorable vertical horizon for precious metal deposition has helped resolve remaining potential on the project.  These results will contribute to the efficient design of subsequent drill programs.

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An illustration of the best-fit plane for Redlich gold mineralization is available on Miranda’s website at http://www.mirandagold.com/s/Redlich.asp.

Coal Canyon, BPV & CONO, Eureka County, Nevada

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On March 4, 2008 the Company signed an exploration with option to joint venture agreement with Queensgate Resources Corporation ("Queensgate”).  Queensgate may earn a joint venture interest in the Coal Canyon, BPV and CONO projects, located in the heart of northern Nevada’s Cortez Gold Trend.  These three properties are adjacent to

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

one another and in aggregate consist of 178 unpatented lode mining claims covering 5.8 square miles (15.1 sq km).  Queensgate is a privately held company based in Montreal, Quebec.

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Under the terms of the exploration agreement, Queensgate must fund US$3,000,000 in exploration activities over a five-year period in order to earn a 51% interest in the properties. Upon earning a 51% interest Queensgate may earn an additional 9% interest, for a total of 60%, by funding an additional US$2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The first year's US$260,000 expenditure is an obligation that will include exploration expenditures as well as payments to maintain the underlying mineral lease. In addition to the work expenditures and subject to the rules and regulations of the TSX Exchange and other regulatory agencies, Queensgate issued 100,000 common shares of Queensgate to Miranda on June 15, 2008.

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Coal Canyon consists of 64 unpatented lode claims ten miles (16 km) south of Barrick's +8 million ounce Cortez Hills gold deposit.  Lands surrounding the project are largely controlled by Barrick and US Gold.  The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks.  Rocks exposed in the Windmill window are analogous to carbonate rocks that host the nearby multi-million ounce Cortez Hills and Pipeline gold deposits.

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Past exploration has focused on the northwest-trending Grouse Creek fault that lies on ground controlled by others, adjacent to the southwest margin of Miranda's property. Historic drilling along this fault has, reportedly, encountered gold mineralization of up to 85 ft of 0.022 oz Au/t (26 m of 0.754 g Au/t) in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification. Significant stratiform alteration is also noted locally at the Hanson Creek-Robert's Mountain Formation contact away from the Grouse Creek fault zone.  Geophysical surveys demonstrate that the Grouse Creek fault mineralization correlates with gradient resistivity and self-potential anomalies.  In conjunction with a previous partner, Miranda has outlined several promising drill targets which were never drilled.  These targets will be evaluated by Queensgate for drill testing as early as August 2008.

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The BPV and CONO projects comprised 114 lode mining claims located approximately two miles (3.2 km) south of the ET Blue prospect and 8 miles (12.8 km) southeast of the Cortez Hills gold deposit.  Lands surrounding the project are largely controlled by Barrick.  The projects occur within an inferred structural corridor between the gold-bearing Grouse Creek fault at Coal Canyon to the south, mineralization-controlling faults inferred for the ET Blue prospect, and the altered fault boundary of the Cortez lower plate window to the north. CONO is on the southern projection of the inferred horst localizing the ET Blue gold-system.  Drill targets will be defined by interpreting pre-existing data including gravity, MT (magneto telluric) profiles, mercury-gas surveys and previous drill holes.

Red Canyon, Eureka County, Nevada

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On June 18, 2008 the Company signed a Letter of Intent with CMQ Resources Inc. ("CMQ") whereby CMQ may earn a joint venture interest in the Red Canyon property.

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Subject to CMQ receiving shareholder approval by August 18, 2008, CMQ may earn a 60% interest in the Red Canyon property by funding US$4,000,000 in qualified expenditures over a five year period.  CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study or funding US$10,000,000 in additional exploration.  The first year work commitment of US$500,000 is an obligation. The two parties anticipate signing an exploration agreement with option to form joint venture (the “Agreement”) based on these terms within the next month. CMQ is in the process of

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

formulating the 2008 exploration program and budget which will likely take place in the fourth quarter of 2008.

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The Red Canyon project was, until terminated on March 4, 2008, under a July 12, 2006 exploration and option to joint venture agreement with Romarco Minerals Inc. (“Romarco”).

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Romarco completed 6,070 feet of reverse-circulation drilling in eight holes in November and December 2007.

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The holes were designed to drill test several “Carlin-Style” disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  Results include 85 feet of 0.046 oz Au/g in drill hole ROM07-01 at the Ice Prospect.  Please see the Company’s press release on January 15, 2008 for the full results of the program.

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On March 4, 2008 Romarco terminated the agreement.  During the term of the agreement Romarco had delivered the Company 250,000 common shares of Romarco and expended in excess of US$500,000 to fund exploration on the project.  The Company is seeking a replacement exploration funding partner.

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The Red Canyon project area covers 7.7 square miles consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold's Tonkin Springs property to the east.  The project covers an erosional "window" that exposes altered, brecciated and silicified lower-plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. Drilling in 2005 by Newmont Mining Corporation, Miranda’s previous funding partner identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont’s holes encountered deep oxidation, moderate to strong silicification and select intervals of fluidized breccias.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Iron Point, Humboldt County, Nevada

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A three-hole drill program has been completed by the Company for White Bear Resources Ltd. (“White Bear”) at Iron Point, a project which occurs at the intersection of the Battle Mountain-Eureka and Getchell Trends. Miranda geologists designed a drill program that tested three target areas for a total of 3,950 ft (1,204 m). One hole tested a north and northwest-trending fault intersection where favorable limestone shows strong oxidation and silicification. Soils are anomalous in the area and rock samples show values to 0.035 oz Au/t (1.20g Au/t). A second drill hole tested for the contact of Ordovician age rocks with either older or younger rock formations in an area where historic drilling shows thick continuous zones of low–level gold.  The third hole tested the footwall of a north trending fault zone that may be a source of significant bedding controlled alteration extending east of the fault.  Results are pending.

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Miranda, as service operator supervised the drilling which began on April 21.

Angel Wings, Elko County, Nevada

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Angel Wings is a low-sulfidation bonanza-vein and disseminated gold system in northeast Nevada, also optioned to White Bear. Coarse boiling textures (“angel wing textures”) are common in veins on the project. Miranda’s drill program aims to test surface anomalies and the continuity and deeper extensions of historic drill intercepts. The drill program, as defined by Miranda geologists contracting to White Bear, encompasses 10 drill holes and

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

~3,500 ft (~1,070 m) of drilling. Four of ten drill holes at Angel Wing will test down-dip extensions of two outcropping veins that returned rock chip values ranging from 0.010 to 2.700 oz Au/t (0.343 to 92.5g Au/t). One hole will test what appears to be an extension 1.6 km (1 mile) north of these veins with values in rock chips ranging from 0.010 to 0.025 oz Au/t (0.343 to 0.850 g Au/t). The remaining five holes will test fault controlled and possible disseminated gold in limestone and basalt in three separate areas of the property.  The Angel Wing project drill permit has been approved and reclamation bonding is in place.  Drilling is expected to commence in September 2008.

PPM, Humboldt County, Nevada

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Piedmont Mining Company Inc. (“Piedmont”) is the Company’s exploration funding partner at the PPM project.  Piedmont proposes drilling approximately 15 drill holes, totaling 3,000 ft (1030 m), to test the surface of basement highs under the pediment for indications of a gold system in 2008.  Prior exploration work on the property includes a magnetic survey, a gravity survey, sage brush biogeochemistry and mercury soil gas sampling.  A subsequent drill program would drill deeper into the basement depending on results from the initial shallower drilling.  The drill permit and reclamation bond are now in place for drilling pending Piedmont’s ability to finance the program.

Red Hill, Eureka County, Nevada

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The Company’s Red Hill exploration project is under an October 27, 2004 exploration and option to joint venture agreement with Barrick Gold Exploration Inc. (“Barrick”).

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In late October 2007 Barrick’s reverse-circulation drill program commenced and Barrick completed 11,765 ft (3,587 m) of reverse-circulation drilling in six vertical holes expending a total of US$389,000.  The results of this program, reported below, were announced by the Company on June 26, 2008.

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Two of the six holes (BRH-016 and BRH-021) were completed offsetting BRH-013, which in 2006 intercepted 45 ft 0.237 oz Au/t from 1,920 to 1,965 ft (13.7 m of 8.105 g Au/t from 585 to 599 m). Two drill holes (BRH-017 and BRH-017A) ended prematurely in limestone voids before testing their intended targets and the final two holes (BRH-023 and BRH-024) tested gravity gradients and projected splays of the Long fault at the east side of the property.  Drill results are summarized below and are based on a 0.010 oz Au/t (0.343 g Au/t) cutoff; "no significant assays" are reported for anything less than 0.010 oz Au/t.

Hole Number

Interval (ft)

Length (ft)

Grade (oz Au/t)

Length (m)

Grade (g Au/t)

BRH-016

No Significant Assays

BRH-017

No Significant Assays

BRH-017A

No Significant Assays

BRH-021

1,830-1,835

5

0.023

1.5

0.789

2,125-2,135

          10

0.081

3.1

2.776

Includes

2,125-2,130

5

0.135

1.5

4.640

2,490-2,495

5

0.033

1.5

1.140

BRH-023

1,070-1,075

5

0.014

1.5

0.470

1,115-1,120

5

0.012

1.5

0.408

1,175-1,185

          10

0.013

3.1

0.435

BRH-024

      960-970

          10

0.013

1.5

0.462

1,100-1,105

5

0.027

1.5

0.915

1,210-1,215

5

0.013

1.5

0.441

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

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BRH-016 was drilled 650 ft (200 m) north of BRH-013.  The hole intersected two vertically-extensive zones of hydrothermal alteration in lower-plate limestone: a) variably decalcified, oxidized and carbon-bearing Devils Gate limestone from 1,360 to 1,785 ft (414 to 544m) and b) carbon-clay altered Denay limestone with igneous dikes from 2,115 to 2,265 ft (645 to 690m).  Significant gold was not intersected.

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BRH-021 was drilled 720 ft (220 m) northwest of BRH-013, along strike of a prominent geophysical resistivity anomaly that guided the placement of BRH-013.  The hole intersected two intervals of variably decalcified, silicified and weakly oxidized lower-plate limestone at 1,100 to 1,470 ft (335 to 448 m) and 1,810 to 2,135 ft (551 to 651 m).  Sulfidized igneous dikes, similar to those intersected in the BRH-013 gold-bearing interval, were intersected from 1,810 to 1,860 ft (552 to 567m).  Fault-controlled gold mineralization (10 ft of 0.081 oz Au/t; 3.1 m of 2.776 g Au/t), hosted in decalcified and clay-altered Denay limestone, a characteristic of Carlin-type systems, was intersected from 2,125 to 2,135 ft (648 to 651m).

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On the east side of the property two drill holes (BRH-023 and BRH-024) tested pediment-covered targets outboard from a series of historic antimony prospects.  The holes were located based on three criteria: 1) prospect pits along the range front exposing strong decalcification, silicification, antimony mineralization and anomalous gold mineralization in lower-plate limestone; 2) gravity data that identified structural features beneath shallow pediment cover, and 3) projected splays of the Long fault.  Both holes intersected similar geology: a thin veneer of alluvium, upper plate siliciclastic rocks and a fault that removed the targeted limestone.  Anomalous gold was restricted to 5 to 10 ft (1.5 to 3.1 m) zones.

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A detailed exploration summary map depicting the placement of these drill holes can be viewed on the Company’s web site.

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Barrick intends to drill two holes at Red Hill in 2008.  Miranda is pleased that Barrick is committed to aggressively exploring the Cortez Trend, which includes Miranda’s Red Hill project. The program is designed to better understand the gold system that was discovered in 2006 in hole BRH-013 and will continue to evaluate the associated geophysical anomaly. The anomaly coincides with a west-northwest to north-south striking bedrock high, a gravity gradient low, and a swarm of igneous dikes.  From BRH-013, the proposed holes are approximately 1,000 ft (305 m) to the southeast and 2,450 ft (750 m) to the west.  Drilling, envisioned for the summer of 2008, is subject to BLM permit approval and the availability of a qualified drill contractor.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Company President and CEO Ken Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

Miles to kilometres	0.62137
Feet to meters	3.28084

Restatement of comparative periods

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration and development expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, exploration and development expenditures are expensed while acquisition expenditures continue to be capitalized.

The impact of this change was to increase the deficit by $450,965 as at September 1, 2007.  In addition, as at May 31, 2007 mineral properties was increased by $6,661, and the loss for the nine months ended May 31, 2007 was decreased by $6,661 ($0.00 per share). These changes have been applied retroactively to comparative financial statements.

Results of Operations for the nine months ended May 31, 2008

The Company incurred a loss of $2,353,212 and a comprehensive loss of $2,353,522 for the nine months ended May 31, 2008 (2007 - $2,355,754).

Expenses for the nine months ended May 31, 2008 were $2,834,432 (2007 - $2,674,733). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same nine month periods are $1,444,613 (2007 - $1,372,711).  The 5% increase of $71,902 for the comparative periods is not significant.

The more significant differences between the periods are:

Investor relations and travel costs have increased slightly as the Company has increased its market awareness program. Investor relations and travel costs were $327,327 for the nine months ended May 31, 2008 (2007 - $321,563). The Company is continuing its aggressive market awareness campaign in North America and Europe which is overseen by Miranda’s full time manager of investor relations with the full participation of the President.

In the nine months ended May 31, 2008 the Company received mineral property option payments totaling $99,700 (2007 - $97,082).  In accordance with the Company’s accounting policy, option payments received are credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past several years as a result of administrative and joint venture monitoring costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated interim financial statements show all acquisition costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31 2008 $	Feb 29 2008 $	Nov 30 2007 $	August 31 2007 $	May 31 2007 $	Feb 28 2007 $	Nov 30 2006 $	Aug 31 2006 $
Revenue	129,607	122,566	229,047	283,212	80,175	57,304	66,672	170,076
Loss for the period	(531,921)	(701,357)	(1,119,934)	(701,667)	(1,063,642)	(704,012)	(594,762)	(470,339)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)	(0.02)	(0.02)	(0.01)

The effect of the change in accounting policy to expense all exploration expenses instead of capitalizing them was taken in the fourth quarter of fiscal year 2006 and 2007 and the first three quarters of each fiscal year has not been restated.

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2008 fiscal year with cash and cash equivalents of $7,481,150.   In the nine months ended May 31, 2008 the Company expended $1,030,263 to operating activities and $128,482 to investing activities and received $5,278,816 from financing activities for the nine month period ending May 31, 2008 with $11,601,221 in cash and cash equivalents.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

On October 5, 2007 Miranda closed a $4,683,000 non-brokered private placement.  A total of 4,460,000 units at $1.05 per unit (a “Unit”) were issued.  Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family purchased 2,400,000 Units and Exploration Capital Partners 1998-B Limited Partnership which is controlled by The Rule Family Trust purchased 1,465,000 Units.  Insiders and other investors purchased the remaining 595,000 Units.  Each Unit consisted of one common share (a “Share”) and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one additional Share for a period of two years at a purchase price of $1.50 per Share.  If, after the expiry of all resale restrictions, the volume-weighted average Share price of Miranda is $2.10 or greater on the TSX Venture Exchange for any consecutive 10 days of trading, Miranda may, at its discretion, provide notice of an earlier expiry date of the Warrants, in which case the Warrants shall expire 30 business days after giving such notice.

During the nine months ended May 31, 2008 the Company raised a total of $640,438 cash proceeds from the exercise of 563,750 share purchase warrants and $14,850 cash proceeds from the exercise of 55,000 stock options.

On February 1, 2008 with the cooperation of its Directors and Senior Officers, the Company has effectively reduced the number of stock options outstanding from 12.5% (5,613,750 options) to 8.2% (3,688,750 options) of the current issued and outstanding share capital of Miranda. Management believes that the number of options outstanding is higher than the industry standard.  Management also believes that the shareholder approved stock option plan (the “Plan”) enables Miranda to better align the interests of its directors, management, employees, and shareholders and at the same time reduces the cash compensation Miranda would otherwise have to pay.

There are 7,307,052 common shares reserved for granting pursuant to the Plan.  Before the following series of transactions there were 1,173,302 available to grant.

On February 1, 2008 the Directors granted Stock Options to Directors and officers on 1,170,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.70 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 25% immediately, and 25% every six months thereafter from date of grant and will be subject to any applicable regulatory hold periods.

On February 1, 2008 the Directors re-priced 945,000 stock options previously granted to four employees and one consultant who are not insiders at a price of $0.70 per share.  The life of these stock options will remain unchanged.

Finally, the Directors with the consent of the option holders have cancelled 3,095,000 stock options previously granted to Directors and Senior Officers and no new options will be granted to any of these individuals for twelve months.

Management feels these adjustments have been made for the benefit of its shareholders and will provide additional incentive for the technical team upon whom Miranda relies for future exploration successes.

At July 25, 2008 the Company had 4,739,750 outstanding share purchase warrants at a weighted average exercise price of $1.49 which if all are exercised will raise $7.1 million. In addition the Company has 3,633,750 outstanding stock options that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

The Company has sufficient cash to meet its obligations as they come due.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Nine months ended May 31, 2008	Nine months ended May 31, 2007
Senate Capital Group Inc. – a company controlled by Dennis Higgs	Office rent, telephone, secretarial and office services	$-	$10,000
Ubex Capital Inc. – a company controlled by Dennis Higgs	Management Fees	$12,500	$35,000
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer	Consulting fees – bookkeeping, accounting, financial reporting services Out-of-pocket reimbursement for Miranda share of office supplies and expenses, telephone, postage and courier	$65,100 $5,523	$55,500 $6,575

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described Schedule 1 to the interim unaudited financial statements for the nine months ended May 31, 2008.

Outstanding Share Data as at July 25, 2008

Authorized: an unlimited number of common shares without par value.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
May 31, 2008 and July 25, 2008	44,892,010	4,724,750	3,633,750

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ended May 31, 2008

Containing information as at July 25, 2008

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

The Chief Executive Officer and Chief Financial Officer have designed the internal controls over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

During the six month period ending February 29, 2008, there has been no change in the Company’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2008

(Unaudited)

These unaudited consolidated financial statements have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	May 31 2008 (unaudited)	August 31, 2007

ASSETS

Current
Cash and cash equivalents	$11,601,221	$7,481,150
Amounts receivable	410,085	292,763
Marketable securities (Note 5)	115,000	55,000
Advances and prepaid expenses	29,790	80,888

	12,156,096	7,909,801

Equipment (Note 6)	122,600	118,385
Mineral properties (Note 7)	353,025	256,773
	$12,631,721	$8,284,959

LIABILITIES

Current
Accounts payable and accrued liabilities	$86,151	$86,797

SHAREHOLDERS' EQUITY

Share capital (Note 8)	22,718,993	18,589,310
Contributed surplus (Note 8)	4,406,553	3,001,804
Warrants (Note 8)	1,106,188	-
Accumulated other comprehensive income	60,000	-
Accumulated deficit during the exploration stage	(15,746,164)	(13,392,952)
	12,545,570	8,198,162
	$12,631,721	$8,284,959
Nature of Operations (Note 1)
Commitments (Note 9)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Three months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2008	Nine months ended May 31, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(restated Note 3)		(restated Note 3)
Revenue
Management fees earned	$7,883	$11,709	$22,634	$17,746
Mineral property income	270	4,419	99,970	97,082
Interest	121,454	80,175	358,616	204,151
	129,607	96,303	481,220	318,979
Expenses
Amortization	12,111	8,969	32,321	24,452
Consulting	9,042	(639)	23,180	10,341
Directors fees	5,984	5,103	16,953	15,409
Interest and foreign exchange	4,699	60,632	32,115	41,335
Insurance	8,281	9,031	25,428	27,095
Investor relations	73,467	148,541	215,350	272,302
Office rent, telephone, secretarial, sundry	28,182	23,221	89,503	104,044
Professional fees	13,097	4,445	25,986	29,051
Management fees	23,100	28,500	65,100	90,500
Property exploration costs (Schedule 1)	150,221	32,596	320,528	213,505
Stock based compensation	103,698	645,524	1,357,498	1,271,108
Travel and business promotion	34,846	2,283	111,977	49,261
Transfer agent and regulatory fees	24,505	9,486	59,251	53,612
Wages and benefits	170,295	153,454	459,242	466,256
Write-off of mineral properties	-	-	-	6,462

	661,528	1,131,146	2,834,432	2,674,733

Net loss	531,921	1,034,843	2,353,212	2,355,754
Decrease in unrealized holding gains on marketable securities	(35,000)	-	(310)	-
Comprehensive loss	$566,921	$1,034,843	$2,353,522	$2,355,754
Basic and diluted loss per share	$0.01	$0.03	$0.05	$0.06
Weighted average number of shares outstanding	44,892,010	39,522,260	44,220,265	37,763,497

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2008	Nine months ended May 31, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(restated Note 3)		(restated Note 3)
Cash flows to operating activities
Net loss for period	$(531,921)	$(1,034,843)	$(2,353,212)	$(2,355,754)
Amortization	12,111	8,969	32,321	24,452
Accrued interest income	164,778	-	(60,761)
Write-off of abandoned mineral properties	-	-	-	6,462
Stock based compensation	103,698	645,524	1,357,498	1,271,108
Change in non-cash working capital items:	-	-
Amounts receivable	(86,447)	(54,895)	(56,561)	(93,067)
Prepaid expenses	37,938	55,351	51,098	20,106
Accounts payable and accrued liabilities	35,016	30,432	(646)	30,181
	(264,827)	(349,462)	(1,030,263)	(1,096,512)

Cash flows to investing activities
Mineral property option payments received	-	57,656	-	84,191
Equipment purchases	(14,701)	(10,692)	(36,536)	(31,563)
Mineral property acquisitions	(41,073)	(76,689)	(91,946)	(155,748)
	(55,774)	(29,725)	(128,482)	(103,120)

Cash flows from financing activities
Issue of share capital	-	431,250	5,338,288	2,741,713
Share issue costs	-	-	(59,472)
	-	431,250	5,278,816	2,741,713
Increase (decrease) in cash and cash equivalents	(320,601)	52,063	4,120,071	1,542,081
Cash and cash equivalents, beginning of period beginning of period	11,921,822	7,939,385	7,481,150	6,449,367
Cash and cash equivalents, end of period	$11,601,221	$7,991,448	$11,601,221	$7,991,448

Non-cash investing and financing activities
Fair value of stock options and warrants exercised	$-	$-	$15,378	$264,157
Fair value of common shares and share purchase warrants issued in finder's fee unit	-	-	266,175	-
Fair value of shares received as mineral property option payment	-	-	-	55,000
Fair value of share purchase warrants issued pursuant to a mineral property	-	-	4,306	17,575

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Accumulated deficit during the exploration stage	Total Shareholders' equity
Balance, August 31, 2007	39,559,760	$ 18,589,310	$ 3,001,804	$ -	$ -	$ (13,392,952)	$ 8,198,162
Adjustment for adoption of accounting policy (Note 2)	-	-	-	-	60,310	-	60,310
Balance, August 31, 2007, as restated	39,559,760	18,589,310	3,001,804	-	60,310	(13,392,952)	8,258,472

Share issues:
Private placement	4,460,000	3,581,118	-	1,101,882	-	-	4,683,000
Finders' fee	253,500	203,546	62,629		-	-	266,175
Share issue costs	-	(325,647)	-		-	-	(325,647)
Exercise of warrants	563,750	655,816	(15,378)		-	-	640,438
Exercise of stock options	55,000	14,850	-		-	-	14,850
Fair value of share purchase warrants issued pursuant to a mineral property	-	-	-	4,306	-	-	4,306
Stock based compensation	-	-	1,357,498		-	-	1,357,498
Net loss	-	-	-	-	-	(2,353,212)	(2,353,212)
Decrease in unrealized holding gains on marketable securities	-	-	-	-	(310)	-	(310)

Balance, May 31, 2008	44,892,010	$ 22,718,993	$ 4,406,553	$ 1,106,188	$ 60,000	$ (15,746,164)	$ 12,545,570

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Nine month period ending May 31, 2008
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 154,641	(154,641)	$ -
BPV	1,864	(1,509)	355
Coal Canyon	2,110	(1,181)	929
CONO	624	-	624
DAME	20,347	-	20,347
ETTU	242	-	242
General exploration	170,393	-	170,393
Horse Mountain	4,448	-	4,448
Iron Point	107,385	(107,385)	-
PPM	34,726	(34,726)	-
PQ	2,308	-	2,308
Red Canyon	20,161	(19,516)	645
Red Hill	11,728	(9,997)	1,731
Redlich	14,310	-	14,310
	545,287	(328,955)	216,332
Utah:
Lookout	25,606	-	25,606

Mexico:
General exploration	78,590	-	78,590

Property exploration costs	$ 649,483	$ (328,955)	$ 320,528

	Nine month period ending May 31, 2007
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 6,172	$ (426)	$ 5,746
BPV	3,168	-	3,168
Coal Canyon	62,403	(62,403)	-
CONO	5,536	-	5,536
DAME	4,571	-	4,571
ETTU	727	-	727
General exploration	137,719	-	137,719
Iron Point	16,495	(25,349)	(8,854)
PPM	16,211	(898)	15,313
PQ	-	-	-
Red Canyon	29,774	(26,868)	2,906
Red Hill	-	-	-
Redlich	-	-	-
	282,776	(115,944)	166,832
Utah:
Lookout	46,673	-	46,673

Mexico:
General exploration	-	-	-

Property exploration costs	329,449	(115,944)	213,505

See notes to consolidated interim financial statements

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at May 31, 2008 the Company had an accumulated deficit of $15,746,164 and working capital of $12,069,945.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2007 which may be found on www.sedar.com.

New accounting standards:

The Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA).

These accounting policy changes were adopted on a prospective basis on September 1, 2007 with no restatement of prior period financial statements.

The new standards and policies are as follows:

a)

Financial Instruments - Recognition and Measurement. In accordance with this new standard the Company now classifies all financial instruments as held to maturity, available for sale, held for trading or loans and receivables.  Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost.  Available for sale financial instruments are measured at fair market value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

b)

Financial Instruments - Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 3).

c)

Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 3).

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

d)

Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 8). Under this standard, the Company will be required to disclose the following:

• qualitative information about its objectives, policies and processes for managing capital;

• summary quantitative data about what it manages as capital;

• whether during the period it complied with any externally imposed capital requirement to which it is subject; and

• when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

e)

General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

f)

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income (“OCI”).  The Company financial statements now include a Statement of Operations and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in accumulated other comprehensive income which is presented as a new category within shareholders’ equity on the balance sheet.

g)

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at May 31, 2008 the Company has not designated any hedging relationships.

The adoption of the new standards had no material impact on the Company’s financial statements on or before August 31, 2007, on transition at September 1, 2007 or in the nine months ended May 31, 2008.

3.

FINANCIAL INSTRUMENTS

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

The fair values of cash, amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

3.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at May 31, 2008 the majority of the Company’s cash was held in Canada in Canadian dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities are denominated in United States Dollars and are therefore subject to fluctuation in exchange rates.

4.

RESTATEMENT

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration and development expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, exploration and development expenditures are expensed while acquisition expenditures continue to be capitalized.

The impact of this change was to increase the deficit by $450,965 as at September 1, 2007.  In addition, as at May 31, 2007 mineral properties was increased by $6,661, and the loss for the nine months ended May 31, 2007 was decreased by $6,661, ($0.00 per share). These changes have been applied retroactively to comparative financial statements.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

5.

MARKETABLE SECURITIES

	May 31, 2008	May 31, 2007
250,000 common shares of Golden Aria Corp. (a reporting U.S. company) (May 31, 2007 – 250,000) No value was ascribed to these shares on receipt as there was no basis for determining fair value at that time. The fair value at August 31, 2007 was $52,810.	$62,500	$-
250,000 common shares of Romarco Minerals Inc. (a TSX.V listed company) received in fiscal year 2007. The fair value at August 31, 2007 was $62,500.	52,500	55,000
200,000 common shares of White Bear Resources Inc. (a private Canadian company) received in fiscal year 2007. No value was ascribed to these shares on receipt or at May 31, 2008 as there is no basis for determining fair value.	-	-
	$115,000	$55,000

6.

EQUIPMENT

May 31, 2008				August 31, 2007
	Cost	Accumulated amortization	Net Book Value	Net Book Value

Computer equipment	$ 90,001	$ (47,453)	$ 42,548	$ 47,519
Computer software	15,392	(5,807)	9,585	-
Furniture and fixtures	17,002	(6,790)	10,212	7,792
Field equipment	139,653	(79,398)	60,255	63,074
	$ 262,048	$ (139,448)	$ 122,600	$ 118,385

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES

note		August 31, 2007	Additions	Recoveries	May 31, 2008
	Nevada:
a	Redlich	$ -	15,500	-	$ 15,500
b	Red Canyon	-	-	-	-
c	BPV	11,325	-	-	11,325
c	CONO	11,325	-	-	11,325
c	Coal Canyon	11,325	-	-	11,325
d	Red Hill	-	10,051	-	10,051
e	Fuse	-	-	-	-
f	ETTU	25,925	-	-	25,925
g	Horse Mountain	-	39,569	-	39,569
h	DAME	72,584	-	-	72,584
i	Iron Point	63,555	-	-	63,555
j	Angel Wings	60,734	-	-	60,734
k	PPM	-	-	-	-
l	PQ	-	31,132	-	31,132

	Utah:
m	Lookout	-	-	-	-

	Mineral properties	$ 256,773	$ 96,252	$ -	$ 353,025

a)

Redlich Property, Esmeralda County, Nevada

On January 23, 2008 the Company paid the final US$11,250 and issued the final 15,000 two year share purchase warrants at an exercise price of $0.55 to complete the purchase of the Redlich Property subject to the owner retaining a 3% Net Smelter Return (NSR) royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

From March 4, 2004 until February 20, 2008 Newcrest Resources Inc. (“Newcrest”) had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Newcrest paid the Company US$135,000 and incurred US$1,735,687 in exploration expenditures far exceeding its commitments.

b)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a NSR royalty of 3% if the price of gold is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

b)

Red Canyon Property, Eureka County, Nevada (continued)

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @Cdn$0.37
November 18, 2005 (paid)	35,000
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid)	50,000	-
November 18, 2008	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

From July 12, 2006 to March 4, 2008 Romarco Minerals Inc. (“Romarco”) had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Romarco delivered the Company 250,000 common shares of Romarco and expended in excess of US$500,000 in exploration expenditures, including a 6,000 foot drill program, exceeding its commitments.

On June 2, 2008 the Company signed a letter of intent with CMQ Resources Inc. (“CMQ”) to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property with an effective date the earlier of August 1, 2008 and the date the parties execute the definitive agreement and subject to CMQ receiving shareholder approval by August 1, 2008. CMQ may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study or funding US$10,000,000 in additional exploration. The first year work commitment of US$500,000 is an obligation.

c)

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

c)

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada (continued)

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease US$	Cash consideration to be paid to Lessor for CONO lease US$
Prior to August 31, 2005 (paid)	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 (paid)	10,000	10,000
May 27, 2008 (paid)	10,000	10,000
May 27, 2009	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total consideration	706,250	706,250

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 (paid)	10,000
May 27, 2008 (paid)	10,000
May 27, 2009	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total consideration	706,250

On March 4, 2008 the Company entered into an exploration agreement with an option to form a joint venture with Queensgate Resources Corporation (“Queensgate”).  Queensgate may earn a 51% joint venture interest in the Coal Canyon, BPV and CONO projects on expending US$3,000,000 in exploration activities over a five year period.  Once earned, Queensgate may earn an additional 9% interest by funding an additional US$2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The first year’s US$260,000 expenditure is an obligation that includes payment of the underlying mineral leases.  Queensgate issued 100,000 common shares of Queensgate to the Company on June 15, 2008.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

d)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008 (paid)	20,000
May 27, 2009	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total consideration	906,250

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) the Company entered into an exploration agreement with an option to form a joint venture with Barrick Gold Corporation (formerly Placer Dome US Inc) (“Barrick”).  Barrick will earn a 60% joint venture interest in the Red Hill Property on completion of the following payments to the Company and expenditures on the property. Thereafter, Barrick can earn an additional 10% interest by completing a bankable feasibility study within five years or by spending US$15,000,000 over a ten year period.  The joint venture will be formed upon completion of the earn-in period.  After completion of the feasibility study, the Company can request that Barrick arrange the Company’s share of project financing, in which case Barrick will earn an additional 5% interest (for a total 75% interest) in the project, and will recover the Company’s share of this financing from 60% of the Company’s share of net cash flow from operations on the property.  Barrick’s expenditures include payment of half of the underlying lease payments as they become due.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
Prior to August 31, 2005 (received)	40,000	-
October 27, 2005 (received/incurred)	25,000	100,000
October 27, 2006 (received/incurred)	25,000	87,500
October 27, 2007(received/incurred)	100,000	250,000
October 27, 2008	150,000	325,000
October 27, 2009	200,000	1,237,500
Total consideration	540,000	2,000,000

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

e)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.

Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of the following payments to the Company and expenditures on the properties.  An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring annual work expenditures of US$247,500 and US$22,500 respectively for each property. An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level within the two years.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
	Fuse East		Fuse West
Prior to August 31, 2005	30,000	-	3,000	-
September 28, 2006 (received)	27,000	-	-	-
November 15, 2006 (received)	-	-	3,000	-
September 28, 2007 (received)	36,000	175,000	-	-
November 15, 2007 (received)	-	-	4,000	-
September 28, 2008	45,000	200,000	-	-
November 15, 2008	-	-	5,000	-
September 28, 2009	45,000	402,500	-	-
November 15, 2009	-	-	5,000	-
September 28, 2010	67,500	1,000,000	-	-
November 15, 2010	-	-	7,500	197,500
Total consideration	250,500	1,777,500	27,500	197,500

f)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

g)

Horse Mountain Property, Lander County, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for the Horse Mountain claims for the following consideration.  The Lessor retained a NSR royalty of 3.5%.  In May 2008 the Lessor reduced his NSR royalty from 3.5% to 3.0% in exchange for the Company having quit claimed 20 claims adjoining the Horse Mountain project to the Lessor.

Mining Lease Due Dates	Minimum Advance Royalties payable to Lessor US$	Two year share purchase warrants to be issued to Lessor	Minimum linear feet of drilling
Prior to August 31, 2005 (paid and issued)	30,000	25,000 @ Cdn$0.70
November 23, 2005 (paid)	30,000	-
November 23, 2006 (paid and met)	30,000	-	3,000 feet
November 23, 2007 (paid and met)	40,000	-	1,500 feet
November 23, 2008	40,000	-	1,500 feet
November 23, 2009 and 2010 $50,000 each year	100,000	-	1,500 feet
November 23, 2011	70,000	-
November 23, 2012	80,000	-
November 23, 2013 and each year thereafter adjusted for inflation	1,200,000	-
Total consideration	1,620,000	25,000

On May 15, 2008 the Company signed a letter of intent to enter into an exploration agreement with an option to form a joint venture with Newcrest Resources Inc. (“Newcrest”).  Newcrest will earn a 60% joint venture interest in the Horse Mountain Property by funding US$3,250,000 in qualified expenditures over a four year period with the first year’s work commitment of US$500,000 an obligation.  Thereafter, Newcrest can earn an additional 10% interest by funding an additional US$5,000,000 over a three year period.  The joint venture will be formed upon completion of the earn-in period.  In addition, Newcrest will meet advance royalty payments to the Lessor which will not count towards Newcrest’s earn-in commitment.

Option Due Dates	Exploration Expenditures US$
May 15, 2009 (obligation)	500,000
May 15, 2010	750,000
May 15, 2011	1,000,000
May 15, 2012	1,000,000
Total consideration	3,250,000

h)   Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

i)

Iron Point Property, Humboldt County, Nevada (continued)

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. These claims can be purchased outright for cash consideration between US$1,000,000 to US$2,000,000 depending on the price of gold anytime up to June 3, 2015.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	7,000
June 3, 2006 (paid)	10,000
June 3, 2007 (paid)	10,000
June 3, 2008 (paid)	15,000
June 3, 2009	20,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total consideration	462,000

On November 22, 2006 the Company signed an exploration agreement with option to form joint venture with White Bear Resources, Inc. (“White Bear”) whereby White Bear may earn a 60% interest by paying the Company US$20,000, issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,500,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.  White Bear will issue the Company another 100,000 common shares in due course.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
November 22, 2006 (received)	20,000	-
November 22, 2007 (met)	-	100,000
November 22, 2008 (obligation)	-	200,000
November 22, 2009	-	500,000
November 22, 2010	-	700,000
November 22, 2011	-	1,000,000
Total consideration	20,000	2,500,000

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

j)

Angel Wings Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the vein system at Angel Wings.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims with a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006 the Company amended the agreement and increased the size of the lease from 30 mining claims to 87 mining claims.  The Company has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 27, 2006 (paid)	35,000
October 27, 2007 (paid)	40,000
October 27, 2008	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total consideration	1,540,000

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and work milestones. White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 15, 2007 (received)	30,000	-
October 15, 2008 (obligation)	-	300,000
May 15, 2009	-	300,000
May 15, 2010	-	400,000
May 15, 2011	-	500,000
May 15, 2012	-	500,000
Total consideration	30,000	2,000,000

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

k)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) whereby Piedmont may earn a joint venture interest in the PPM project.

Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years which the Company extended to July 17, 2008. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 17, 2007 (received)	25,000	-
July 17, 2008 (obligation)	-	175,000
April 17, 2009	-	200,000
April 17, 2010	-	300,000
April 17, 2011	-	425,000
April 17, 2012	-	650,000
Total consideration	25,000	1,750,000

l)

PQ Property, Elko County, Nevada

In April 2008 the Company staked 100 mining claims in the Pequop Mountains comprising the PQ Property.

On March 26, 2008 the Company entered into a 20 year mining lease for 36 mining claims with a private party with a NSR royalty of 3%.  The Company reimbursed the lessor $10,402 of claim location costs.  The claims staked by the Company fall within the lease’s area of interest and are subject to an NSR of 2%. The Company has the option to buy up to two percentage points of the NSR for US$1,500,000 per percentage point.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
March 26, 2008 (paid)	20,000
March 26, 2009	30,000
March 26, 2010	40,000
March 26, 2011 and each year thereafter	50,000
Total consideration	940,000

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

m)  Lookout Property, Tooele County, Utah

During the year ended August 31, 2006, the Company staked certain mining claims in Tooele County, Utah.

8.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Issued and Outstanding:

	Number of Shares	Share Capital	Warrants	Contributed Surplus

Balance, August 31, 2007	39,559,760	$ 18,589,310	$ -	$ 3,001,804

Private placement (1)	4,460,000	3,581,118	1,101,882	-
Finders' fee (1)	253,500	203,546	-	62,629
Exercise of warrants	563,750	655,816	-	(15,378)
Exercise of stock options	55,000	14,850	-	-
Fair value vested stock options granted	-	-	-	1,357,498
Warrants issued for mineral property	-	-	4,306	-
Share issue costs	-	(325,647)	-	-
Balance, May 31, 2008	44,892,010	$ 22,718,993	$ 1,106,188	$ 4,406,553

(a)

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued as a finder’s fee pursuant to the private placement. The proceeds of the financing of $4,683,000 were allocated on a relative fair value basis as $3,581,118 to common shares and $1,101,882 as to warrants and the fair value of the finder’s fees of $266,175 were allocated as to $203,546 to common shares and $62,629 as to warrants.   If at any time following February 5, 2008 the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which the Company gives notice to the warrant holder of such fact and early termination.  Cash share issue costs were $59,472.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

8.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2007	Issued	Exercised	Cancelled	Balance, May 31, 2008
June 18, 2008	$ 0.27	55,000	-	(55,000)	-	-
February 9, 2009	$ 0.53	465,000	-	-	-	465,000
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
February 1, 2011	$ 2.07	125,000	-	-	(125,000)	-
May 31, 2011 (1)	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 1.92	1,475,000	-	-	(1,475,000)	-
April 17, 2011 (1)	$ 0.70	425,000	-	-		425,000
August 8, 2011	$ 1.64	200,000	-	-	(200,000)	-
March 28, 2012	$ 1.54	1,400,000	-	-	(1,400,000)	-
March 28, 2012 (1)	$ 0.70	470,000	-	-	-	470,000
January 31, 2013 (1)	$ 0.70	-	1,170,000	-	-	1,170,000
		5,718,750	1,170,000	(55,000)	(3,200,000)	3,633,750

Weighted average exercise price		$ 1.44	$ 0.70	$ 0.27	$ 1.74	$ 0.69

(1)

On February 1, 2008 the Directors granted stock options to directors and officers on 1,170,000 shares exercisable for up to five years at a price of $0.70 per share to vest 25% immediately and 25% every six months thereafter.   On that same day the Directors re-priced 945,000 stock options previously granted to four employees and one consultant who are not insiders at a price of $0.70 per share. There are 50,000 stock options expiring on May 31, 2011 that were priced at $1.70, 425,000 stock options expiring on April 17, 2011 that were priced at $1.92 and 470,000 stock options expiring on March 28, 2012 that were priced at $1.54.  Finally, with the consent of the insider option holders, 3,095,000 stock options were cancelled. No new options will be granted to these insiders for twelve months.

All except 995,000 of the stock options were vested and exercisable at May 31, 2008.

d)

Stock Based Compensation

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.  During the nine months ended May 31, 2008, the Company recorded $1,357,498 in stock based compensation for options vested during the period (2007 - $1,271,108). The remaining fair value of the options granted in fiscal year 2007 and 2008 of $355,198 will be recognized as the options vest in 2008 and 2009.  The $335,333 fair value of the 1,170,000 options granted in fiscal 2008 included in the current and remaining expense figure was determined using a risk free interest rate of 3.13%, an expected volatility of 57.32%, an expected life of 3 years, and zero dividend for a fair value per option of $0.29.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

May 31, 2008 and 2007

8.

SHARE CAPITAL (continued)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model.  The incremental fair value of $153,139 of the 945,000 options that were re-priced was determined using a risk free interest rate of 3.08%, an expected volatility ranging from 50.8% to 58.71%, a remaining expected life ranging from 1.21 to 2.17 years and an expected dividend of zero.  The remaining $40,140 of fair value will be recognized as the options vest in 2008 and 2009.

e)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2007	Issued	Exercised	Cancelled	Balance, May 31, 2008
October 4, 2007	$ 1.15	552,500	-	(552,500)	-	-
January 23, 2008	$ 0.45	11,250	-	(11,250)	-	-
January 23, 2009	$ 0.50	11,250	-	-	-	11,250
October 4, 2009	$ 1.50	-	4,713,500	-	-	4,713,500
January 23, 2010	$ 0.55	-	15,000	-	-	15,000
		575,000	4,728,500	(563,750)	-	4,739,750

Weighted average exercise price		$ 1.12	$ 1.50	$ 1.14	$ -	$ 1.49

The $4,306 fair value of the 15,000 share purchase warrants issued in connection with the Redlich mineral property was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: the risk free interest rate was 3.32%, the expected life is two years, the expected volatility is 56.8% and the expected dividend is zero for a fair value per warrant of $0.29.

9.

COMMITMENTS

As at May 31, 2008, the Company has no significant commitments with any parties other than disclosed in note 6.

10.

RELATED PARTY TRANSACTIONS

a)

During the nine months ended May 31, 2008, the Company paid $12,500 (2007 - $35,000) to a company controlled by a common director for management of the Company’s affairs.

b)

During the nine months ended May 31, 2008, the Company paid $5,523 (2007 - $16,575) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services.

c)

During the nine months ended May 31, 2008, the Company paid $65,100 (2007 - $55,500) to a company controlled by a common officer pursuant to a contract for professional fees.

d)

At May 31, 2008 an amount of $11,878 for expenses owed to officers are included in accounts payable and accrued liabilities (May 31, 2007 - $13,194). These amounts were settled in ordinary course of business shortly after the quarter end.

e)

A director and officer of the Company holds a 10% interest in the properties described in Note 7(c) and (d).